SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel Distribuição’s Captive Market grows 5.0% in 9M14

This report analyzes the performance of Copel’s electricity market between January and September 2014 and all comparisons refer to the same period in 2013.

Copel Distribuição

Captive Market

Electricity sales to Copel Distribuição’s captive market came to 17,932 GWh in 9M14, up 5.0% in comparison with 2013, mainly due to the increase in average consumption and in the customer base in the period. The table below breaks down electricity sales by customer segment:

	Number of Customers				Energy sold (GWh)
	Sep/14	Sep/13	Var. %	3Q14	3Q13	Var. %	9M14	9M13	Var. %
Residential	3,415,335	3,285,855	3.9	1,753	1,737	0.9	5,425	5,133	5.7
Industrial	91,366	92,935	(1.7)	1,749	1,682	4.0	5,037	4,924	2.3
Commercial	356,322	335,319	6.3	1,290	1,220	5.7	4,030	3,771	6.9
Rural	372,612	372,553	-	495	484	2.3	1,681	1,556	8.0
Other	56,289	55,489	1.4	583	571	2.1	1,759	1,689	4.1
Captive Market	4,291,924	4,142,151	3.6	5,870	5,694	3.1	17,932	17,073	5.0

The residential segment consumed 5,425 GWh, 5.7% up, due to the increase in the customer base and the upturn in average consumption in the period, due to the maintenance of the favorable income conditions and employment level and temperatures above average in the period. At the end of September 2014 this segment accounted for 30.3% of captive market, totaling 3,415,335 residential customers.

The industrial segment consumed 5,037 GWh in the period, 2.3% up, due the good performance of the State of Paraná industry, specialy the wood, beveragy and oil sectors. At the end of the period, this segment accounted for 28.1% of captive market, with the company supplying power to 91,366 industrial customers.

The commercial segment consumed 4,030 GWh, 6.9% up on the same period of 2013, as a result of the increase in the customer base and higher temperatures in the period. At the end of September, this segment represented 22.5% of Copel’s captive market, with the company supplying power to 356,322 customers.

The rural segment consumed 1,681 GWh, growing by 8.0%, mainly due to the strong performance of agribusiness in Paraná. At the end of September, this segment represented 9.3% of Copel’s captive market, with the company supplying power to 372,612 rural customers.

Other segments (public agencies, public lighting, public services and own consumption) consumed 1,759 GWh, 4.1% up in the period. These segments jointly account for 9.8% of Copel’s captive market, totaling 56,289 customers at the end of the period.

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, grew by 4.9%, as shown in the following table:

	Number of Customers / Agreements					Energy Sold (GWh)
	Sep/14	Sep/13	Var. %	3Q14	3Q13	Var. %	9M14	9M13	Var. %
Captive Market	4,291,924	4,142,151	3.6	5,870	5,694	3.1	17,932	17,073	5.0
Concessionaries and Licensees	4	4	-	190	170	11.8	548	496	10.5
Free Customers ¹	130	127	2.4	1,122	1,175	(4.5)	3,362	3,259	3.2
Grid Market	4,292,058	4,142,282	3.6	7,182	7,039	2.0	21,842	20,828	4.9
¹ All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

Copel’s Consolidated Market

Electricity Sales

Copel’s electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão’s sales in the free market, increased by 4.1% in the first nine months of 2014. The main contribution to this result were the 6.9% growth in electricity sales to the commercial segment and 8.0% growth in the rural segment, due to higher temperatures and the increase in costumers in the period.

Copel Geração e Transmissão sales in the Free Market came to 3,020 GWh in the 9M14, down 1.2% in comparison with the same period last year.

The table below breaks down electricity sales by customer segment:

				Energy Sold (GWh)
Segment	Market
		3Q14	3Q13	Var. %	9M14	9M13	Var. %
Residential		1,753	1,737	0.9	5,425	5,133	5.7
	Total	2,765	2,712	2.0	8,048	7,973	0.9
Industrial	Captive	1,749	1,682	4.0	5,037	4,924	2.3
	Free	1,016	1,030	(1.4)	3,011	3,049	(1.2)
	Total	1,293	1,223	5.7	4,039	3,780	6.9
Commercial	Captive	1,290	1,220	5.7	4,030	3,771	6.9
	Free	3	3	-	9	9	-
Rural		495	484	2.3	1,681	1,556	8.0
Other		583	571	2.1	1,759	1,689	4.1
Energy Supply		6,889	6,727	2.4	20,952	20,131	4.1

Total Electricity Sold

Copel’s electricity sales, comprising Copel Distribuição and Copel Geração e Transmissão’s sales in all the markets, reached 32,576 GWh in the first nine months of the year, a 2.5% growth over the same period of 2013. Copel Geração e Transmissão’s sales totaled 13,847 GWh in 9M14, down 2.6% on 9M13, due to the change in allocation strategy energy in the short-term market (MCP) adopted in 2013, when short-term sales were concentrated in the first quarter.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição and Copel Geração e Transmissão:

	Number of Customers / Agreements					Energy Sold (GWh)
	Sep/14	Sep/13	Var. %	3Q14	3Q13	Var. %	9M14	9M13	Var. %
Copel DIS
Captive Market	4,291,924	4,142,151	3.6	5,870	5,694	3.1	17,932.0	17,073	5.0
Concessionaries and Licensees	4	4	-	177	170	4.1	522.1	450	16.0
CCEE (MCP)	-	-	-	107	20	-	275.2	20	-
Total Copel DIS	4,291,928	4,142,155	3.6	6,154	5,884	4.6	18,729.4	17,543	6.8
Copel GeT
CCEAR (Copel DIS)	1	1	-	103	200	(48.6)	299.3	633	(52.8)
CCEAR (other concessionaries)	41	36	13.9	1,144	1,526	(25.0)	3,496.4	4,739	(26.2)
Free Customers	29	27	7.4	1,019	1,033	(1.4)	3,019.7	3,058	(1.2)
Bilateral Agreements ¹	32	21	52.4	1,816	1,319	37.7	5,533.8	3,924	41.0
CCEE (MCP)	-	-	-	429	51	-	1,497.7	1,861	(19.5)
Total Copel GeT	103	85	21.2	4,511	4,129	9.3	13,846.8	14,215	(2.6)
Total Copel Consolidated	4,292,031	4,142,240	3.6	10,665	10,013	6.5	32,576.2	31,758	2.6
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
CCEE: Electric Power Trade Chamber.
CCEAR: Energy Purchase Agreements in the Regulated Market.
MCP: Short Term Market.
¹ Includes Short Term Sales Agreements.

Additionally, the TPP Araucária sold in short-term market (MCP) all the energy produced as from February 1, 2014. The amount of energy produced in the period is shown in the table below:

				GWh
TPP Araucária - UEGA	Jul-Sep/14	Apr-Jun/14	Feb-Mar/14	9M14
Own Generation	796	854	646	2,296

Curitiba, Brazil, Nov 03, 2014.

Antonio Sergio de Souza Guetter
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 3, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.